Mail Stop 4561

April 2, 2007

By U.S. Mail and Facsimile (617) 523-1231

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
117 Kendrick Street, Suite 800
Needham, MA 02494

Re: TechTarget, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 20, 2007
File No. 333-140503

Dear Mr. Strakosch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please make sure that all outstanding exhibits are filed with your next amendment.

Consolidated Balance Sheet Data, page 8

2.   We note your response to our former comment 11; however, the footnoted text appears in the first table, whereas the footnotes actually follow the second table. Please revise to make this more accessible to investors. In addition, you have footnoted a footnote (see footnote 5) which makes this section even more confusing. Please keep in mind that the summary should be brief and should not contain all of the detailed information in the prospectus (see Item 503 of Regulation S-K) when revising this section.

Use of Proceeds, page 25

3.   We note your response to our former comment 13; however, listing potential uses of proceeds does not assume priority. In order to comply with Item 504 of Regulation S-K, you must either provide the approximate amount intended for each purpose or "indicate the order of priority of such purposes and discuss the registrant's plans if substantially less than the maximum, proceeds are obtained."

Application of Critical Accounting Policies and Use of Estimates, page 36

4.   We note your revised disclosure in response to comment 16 of our letter dated March 7, 2007. You disclose that you defer revenue in an amount equal to the value of the estimated inventory that will be required to fulfill the guaranteed number of qualified sales leads. Please revise to disclose the following:

- how your refund policies are applied if a specified minimum lead is not reached during the extension period, for example, clarify whether all amounts charged to the customer are refunded or a pro rata amount based on amount of leads actually obtained;
- clearly explain what the "value of the estimated inventory" represents;
- how the value of estimated inventory is determined; and
- explain how the value of estimated inventory is the appropriate measurement for the amount of revenue to be deferred, including the specific accounting literature upon which you relied.

TechTarget Consolidated Financial Statements

Note 7 – Bank Term Loan Payable, page F-24

5.   We note your supplemental response to comment 29 of our letter dated March 7, 2007. In your Exhibits E-1 and E-2 you state that the term loan bears interest at either the prime rate less 1.00% or at LIBOR plus 1.50%. Please tell us if your election for the index upon which interest is payable on the term loan was only available at the time you entered into the term loan agreement.

Note 11 – Stockholders' Equity (Deficit), page F-29

6.   We note that you refer to the use of a valuation specialist to assist management in preparing retrospective valuation reports of the fair value of your common stock for accounting purposes as of July 31, 2006, September 30, 2006, and October 27, 2006. Please note that when reference to an independent appraisal or valuation is included in a 1933 Act filing, you should also disclose the name of the expert and include the expert's consent as an exhibit in your filing. Please refer to Rule 436(b) of Regulation C and revise your filing accordingly.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for

the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or Joyce Sweeney, Senior Accountant, at (202) 551-3449 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: John J. Egan, III, Esq.
        David J. Powers, Esq.
        Goodwin Procter LLP
        Exchange Place
        Boston, MA 02109